[redacted]

09056154

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8- 46743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Winning Edge Financial Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Madison Avenue
(No. and Street)

Clifton	New Jersey	07011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bennie Zangara — 973-773-6600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bennie Zangara, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Winning Edge Financial Group Inc, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AMANDA A. REECE
Commission # 2331864
Notary Public, State of New Jersey
My Commission Expires
July 22, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

The Shareholder
The Winning Edge Financial Group, Inc.

I have audited the accompanying statement of financial condition of The Winning Edge Financial Group, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Winning Edge Financial Group, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 23, 2009

The Winning Edge Financial Group, Inc.

Statement of Financial Condition

December 31, 2008

Assets

Current Assets	
Cash	$ 67,796
Commissions receivable	13,059
Investment securities, at market	37,065
Prepaid expenses	
Total Current Assets	117,920
Property, plant and equipment, at cost	43,147
Less: accumulated depreciation	(41,891)
Total property, plant and equipment, net	1,256
Total Assets	119,176

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	30,186
Income taxes payable	872
Total Current Liabilities	31,058
Total Liabilities	31,058
Stockholder's Equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	22,500
Retained earnings	64,618
Total Stockholder's Equity	88,118
Total Liabilities and Stockholder's Equity	$ 119,176

See accompanying notes to financial statements.

The Winning Edge Financial Group, Inc.

Statement of Operations

Year Ended December 31, 2008

Revenue:		
Commissions and other income		$ 117,356
Expenses:		
Salaries and employee expense	$ 94,024	
General and administration expense	64,548	
Rental expense	20,850	
Depreciation	1,102	
Total Expenses		180,524
Income before taxes		(63,168)
Interest income		335
Provision for taxes		(925)
Net Income		$ (63,758)

See accompanying notes to financial statements.

The Winning Edge Financial Group, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2008	$ 1,000	$ 22,500	$ 128,376	$ 151,876
Net Income			(63,758)	(63,758)
Balance, December 31, 2008	$ 1,000	$ 22,500	$ 64,618	$ 88,118

See accompanying notes to financial statements.

The Winning Edge Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Cash Flows From Operating Activities	
Net (Loss)	$ (63,758)
Add back depreciation	1,102
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in operating assets	
Commissions receivable	8,994
Prepaid expenses	525
Decrease in operating liabilities	
Accrued expenses	20,594
Net Cash From Operating Activities:	(32,543)
Cash Flows From Investing Activities	
Unrealized appreciation of investments	34,935
Furniture and fixtures	(692)
Cash Flows From Financing Activities	
Deferred income taxes payable	(21,500)
Net Increase in Cash	(19,800)
Cash, Beginning of Year	87,596
Cash, End of Year	$ 67,796

See accompanying notes to financial statements.

The Winning Edge Financial Group, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2008

1. Significant Accounting Policies

The Winning Edge Financial Group, Inc., (the Company) is a New Jersey Corporation conducting business as a securities broker dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis, at the closing of the transaction.

Office furniture and equipment is depreciated under the straight line method for book purposes. For income tax purposes, accelerated depreciation is used. The difference between the two methods is a timing difference recorded in deferred tax provision.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company leases office space from an affiliated company for an annual rent in 2008 of $20,850.

3. Other Investment

As of December 31, 2008 the value of NASDAQ stock held for investment was $37,065. The stock is marked to market each month, and unrealized income or loss is included in the statement of income, and the related tax liability is recorded in deferred taxes payable.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company was in compliance with these regulations.

The Winning Edge Financial Group, Inc

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2008

Schedule 1

	Original	Adjusted	Amended
Total Assets	$ 119,176		119,176
Less Liabilities	(25,850)	(5,208)	(31,058)
	93,326	(5,208)	88,118
Less: Unallowable Assets	(14,210)		(14,210)
Net Capital before Haircuts on Securities Positions	79,116	(5,208)	73,908
Less: Haircut on securities	(5,560)		(5,560)
Undue concentration	(4,373)		(4,373)
Net Capital	69,183	(5,208)	63,975
Minimum Net Capital required	(5,000)		(5,000)
Excess net capital	64,183	(5,208)	58,975
Aggregate indebtedness	25,850	(5,208)	31,058
Net Capital	$ 69,183		63,975
Ratio AI to NC	37%		49%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on The Winning Edge Financial Group, Inc. FOCUS report - Part IIA as of December 31, 2008, except that an additional $5,208 of payroll taxes was payable for 2008 taxes.

The Winning Edge Financial Group, Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
The Winning Edge Financial Group Inc

In planning and performing my audit of the financial statements of The Winning Edge Financial Group, Inc., (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 23, 2009

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

The Winning Edge Financial Group, Inc.

Index to Financial Statements

December 31, 2008

Annual Audit Report Form X-17A-5

Independent Auditor's Report

Statement of Financial Condition

Statement of Operations

Statement of Changes in Stockholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c 3-1

Computation for Determination of the Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c 3-3

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-13